SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending June 30, 2016

Commission File Number 001-37637

MIMECAST LIMITED

(Translation of registrant’s name into English)

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2016 and March 31, 2016 and for the Three Months Ended June 30, 2016 and 2015

99.2	Management’s Discussion and Analysis for the Three Months Ended June 30, 2016 and 2015

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2016

MIMECAST LIMITED
(Registrant)

By:	/s/ Peter Bauer
Peter Bauer
Chief Executive Officer